Media release

Rio Tinto successfully completes $2.5 billion gross debt reduction

23 June 2017

Rio Tinto has successfully completed its bond tender and redemption exercises announced on 22 May 2017 and has reduced gross debt by a further $2.5 billion. Since the start of 2016 we have now reduced the nominal value of our outstanding bonds from approximately $21 billion to about $9.5 billion.

The Notes purchased by Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Limited in the $1.72 billion redemption notices and the $781 million tender offers are detailed below.

Title of			Principal Amount
Security	Issuer and Offeror	CUSIP/ISIN	Purchased(1)	Consideration	Mechanism

9.000% Notes	Rio Tinto Finance	767201AH9/
due 2019	(USA) Limited	US767201AH93	$1,254,306,000	$1,130.596876(2)	redemption

3.500% Notes	Rio Tinto Finance	767201AK2/	$464,876,000	$1,058.392792(2)	redemption
due 2020	(USA) Limited	US767201AK23

4.125% Notes	Rio Tinto Finance	767201AN6/	$144,185,000	$1,080.05(3)	tender
due 2021	(USA) Limited	US767201AN61

3.750% Notes	Rio Tinto Finance	767201AQ9/	$273,929,000	$1,066.93(3)	tender
due 2021	(USA) Limited	US767201AQ92

3.500% Notes	Rio Tinto Finance	76720AAC0/	$231,615,000	$1,057.76(3)	tender
due 2022	(USA) plc	US76720AAC09

2.875% Notes	Rio Tinto Finance	76720AAF3/	$131,089,000	$1,028.77(3)	tender
due 2022	(USA) plc	US76720AAF30

(1)	Settlement of 9.000% Notes due 2019 and 3.500% Notes due 2020 was on 21 June 2017. Settlement of 4.125% Notes due 2021, 3.750% Notes due 2021, 3.500% Notes due 2022 and 2.875% Notes due 2022 was on 7 June 2017.
(2)	Per $1,000 principal amount of notes under the redemption notice.
(3)	Per $1,000 principal amount of Securities validly tendered and accepted for purchase.

Capitalised terms in this announcement have the same meaning as assigned to them in the Offer to Purchase dated 22 May 2017.

The Notes purchased and redeemed have been retired and cancelled and no longer remain outstanding.

The early redemption costs are expected to reduce underlying earnings by approximately $180 million and cash flow from operating activities by approximately $260 million in the first half of 2017. These reductions will be offset by savings in future periods.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
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David Outhwaite
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Nick Parkinson
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Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

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